

Sascha Deri (He/Him) · 3rd
CEO at altE and bluShift Aerospace
Talks about #rockets, #newspace, #aerospace, #solarpower, and #nanosatellite
Portland, Maine Metropolitan Area · **Contact info**

1,486 followers · 500+ connections

bluShift Aerospace

University of Southern Maine

Experience

Founder & CEO
bluShift Aerospace · Full-time
Nov 2014 – Present · 7 yrs
Brunswick, Maine, United States

Innovating low cost, environmentally friendly solutions for space exploration.

Co-Founder & CEO
altE Store, Inc
Apr 1999 – Present · 22 yrs 7 mos
Boxborough, MA

Making Renewable Do-Able™

Product Manager
ADC
2000 – 2002 · 2 yrs

Product Manager
Lucent Technologies · Full-time
1999 – 2000 · 1 yr
Holmdel, New Jersey, United States

Product Marketing Manager
NEC
1998 – 1999 · 1 yr

Education

University of Southern Maine
Bachelor's degree, Electrical and Electronics Engineering
1993 – 1996

Earlham College
Bachelor's degree, Physics
1989 – 1993
Activities and Societies: Student Body Treasurer, Amateur Radio, Radio DJ for WECI